FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of the connected person of a Director, in the American Depositary Shares (ADSs) of GlaxoSmithKline plc following the sale of ADSs at a price of $44.98 per ADS on 17 February 2012, to meet her tax liabilities following the vesting of an award granted in 2009 under the GlaxoSmithKline Share Value Plan:

Name of Director	Name of Connected Person	Number of ADSs sold	Number of ADSs retained
Dr M Slaoui*	Mrs K Slaoui	216	424
* Denotes an Executive Director

The Company and the above individuals were advised of this transaction on 21 February 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

21 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 21, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc